UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONSTRUCTION PARTNERS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

21044C107

(CUSIP Number)

Ned N. Fleming, IV

5420 LBJ Freeway, Suite 1000

Dallas, TX 75240

with a copy to:

Greg R. Samuel

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21044C107

1.	Names of Reporting Person Ned N. Fleming, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 349,328(1) (See Item 4)
	9.	Sole Dispositive Power 318,743(1) (See Item 4)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 349,328(1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%(2) (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 32,130 shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”) held by Ned N. Fleming, IV, 30,585 of which are unvested restricted shares of Class A Common Stock and, as a result, Ned N. Fleming, IV has the right to vote, but not to dispose or direct the disposition of, such shares, (ii) 76,190 shares of Class A Common Stock issuable upon the conversion of 76,190 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer held by Ned N. Fleming, IV, and (iii) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust.

(2)

Calculated based on (i) 43,728,310 shares of Class A Common Stock of the Issuer outstanding as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, that was filed by the Issuer with the Securities and Exchange Commission on August 8, 2023, and (ii) an aggregate of 317,198 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, which are convertible within sixty (60) days of this Schedule 13D.

CUSIP No. 21044C107

1.	Names of Reporting Person Ned N. Fleming, IV 2013 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 241,008(1) (See Item 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 241,008(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 241,008(1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%(2) (See Item 4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock of the Issuer held by the Ned N. Fleming, IV 2013 Trust.
(2)

Calculated based on (i) 43,728,310 shares of Class A Common Stock of the Issuer outstanding as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, that was filed by the Issuer with the Securities and Exchange Commission on August 8, 2023, and (ii) an aggregate of 241,008 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, which are convertible within sixty (60) days of this Schedule 13D.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”). The principal executive office of the Issuer is 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (“Act”), jointly by and on behalf of Ned N. Fleming, IV and the Ned N. Fleming, IV 2013 Trust (the “Trust” and together with Mr. Fleming, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). The Reporting Persons directly hold certain shares of Class A Common Stock and shares of Class B common stock of the Issuer, $0.001 par value per share (“Class B Common Stock”), as reported in this Schedule 13D. The shares of Class B Common Stock of the Issuer are convertible into shares of Class A Common Stock on a one-for-one basis (i) at any time at the option of the holder or (ii) upon any transfer, except for certain transfers described in the Issuer’s articles of incorporation. Mr. Fleming is the primary beneficiary and a co-trustee of the Trust and, as a result, may be deemed to have the power to vote and direct the disposition of any securities held by the Trust. Each Reporting Person disclaims beneficial ownership of any securities held by other Reporting Persons.

(b)	The address of the principal business office of each of the Reporting Persons is 5420 LBJ Freeway, Suite 1000, Dallas, TX 75240.

(c)

The present principal occupation of Mr. Fleming is serving as the Vice President of Strategy and Business Development of the Issuer, whose address is 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303. The principal business of the Trust is holding and managing trust assets.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Fleming is a citizen of the United States. The Trust is a common law trust formed under the laws of the State of Texas.

Item 3. Source and Amount of Funds or other Consideration

Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the securities of the Issuer that are held by the Reporting Persons. As further discussed in Item 4 below, pursuant to grants under the Issuer’s 2018 Equity Incentive Plan (as amended, the “Plan”), Mr. Fleming has received 32,130 restricted shares of Class A Common Stock, 1,545 of which have vested, for services provided.

Additionally, Mr. Fleming acquired 61,740 shares of Class B Common Stock prior to the Issuer’s initial public offering in May 2018, and on each of June 6, 2019 and June 30, 2023, Mr. Fleming acquired 13,750 shares of Class B Common Stock and 700 shares of Class B Common Stock, respectively.

On each of May 9, 2022 and June 22, 2023, entities affiliated with SunTx distributed to the Trust 240,000 shares of Class B Common Stock and 1,008 shares of Class B Common Stock, respectively, for no consideration.

Item 4. Purpose of Transaction

Voting Agreement

On August 1, 2023, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) by and among the Reporting Persons, SunTx Capital Management Corp., a Texas corporation, and SunTx Capital II Management Corp., a Texas corporation (together, “SunTx”). Pursuant to the Voting Agreement, the Reporting Persons agreed to, at any annual or special meeting of the Issuer with respect to the election of the Board of Directors of the Issuer, vote their shares of Class A Common Stock and Class B Common Stock in favor of SunTx’s recommended candidates for service on the Board of Directors of the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Restricted Stock Award Agreements

As detailed below, Mr. Fleming has received grants of restricted shares of Class A Common Stock pursuant to the Plan and subject to the terms and conditions of various restricted stock award agreements by and between the Issuer and Mr. Fleming (collectively, the “Restricted Stock Award Agreements”). Unvested shares of restricted Class A Common Stock are deemed beneficially owned by Mr. Fleming because Mr. Fleming has the right to vote such shares.

On March 25, 2021, Mr. Fleming received a grant of 2,250 restricted shares of Class A Common Stock. One-fourth of the shares of Class A Common Stock subject to such award vested on September 30, 2022, and the remaining shares vest in equal annual installments on September 30, 2023, 2024 and 2025. Also on March 25, 2021, Mr. Fleming received a grant of 25,000 restricted shares of Class A Common Stock. One-half of the shares of Class A Common Stock subject to such award vest on September 30, 2024, and the remaining shares vest on September 30, 2025.

On December 29, 2021, Mr. Fleming received a grant of 2,360 restricted shares of Class A Common Stock. One-fourth of the shares of Class A Common Stock subject to such award vested on September 30, 2022, and the remaining shares vest in equal annual installments on September 30, 2023, 2024 and 2025.

On November 3, 2022, Mr. Fleming received a grant of 2,689 restricted shares of Class A Common Stock. The shares of Class A Common Stock subject to such award vest in equal annual installments on September 30, 2023, 2024, 2025 and 2026.

The foregoing description of the Restricted Stock Award Agreements does not purport to be complete and is qualified in its entirety by to the full text of the form of the Restricted Stock Award Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

Performance Stock Unit Award Agreements

On November 29, 2021, Mr. Fleming received grants of 2,625 target performance stock units (“PSUs”) and 2,753 target PSUs, with each unit having a notional value equivalent to one share of Class A Common Stock, pursuant to the Plan and subject to the terms and conditions of those certain Performance Stock Unit Award and Grant Notices (collectively, the “2021 LTIP-B Award Agreements”).

The 2021 LTIP-B Award Agreements provide for a target number of PSUs that Mr. Fleming may earn, with the preliminary number of vested PSUs based on the Issuer’s actual performance compared to its targets over a three-year performance period ending September 30, 2023, with respect to the 2,625 target PSUs granted, and September 30, 2024, with respect to the 2,753 target PSUs granted, for the following metrics: (i) compound aggregate revenue growth rate and (ii) average annual return on capital employed (“ROCE”). Fifty percent (50%) of the target PSUs will be eligible to vest based on the achievement of compound aggregate revenue growth rate as compared to the revenue growth rate target, as set forth in the 2021 LTIP-B Award Agreements. The number of vested PSUs will be interpolated for performance between each performance level (based on whole percentages), and there will be no vested PSUs if the performance level is less than 89% of the revenue growth rate target over the performance period. Fifty percent (50%) of the target PSUs (the “ROCE Target PSUs”) will be eligible to vest based on the achievement of ROCE as compared to the ROCE target, as set forth in the 2021 LTIP-B Award Agreements. The number of vested PSUs will be interpolated for performance between each performance level (based on whole percentages), and there will be no vested PSUs if the performance level is less than 92% of the ROCE target over the performance period. Following a determination of the preliminary vested PSUs, the final number of PSUs that are eligible to vest will be either increased or decreased by up to 15% based on a comparison of the total stockholder return (“TSR”) over the performance period compared to that of the Russell 2000 over the same period (provided that the Issuer’s TSR must be positive in order for any upward adjustment to be made). Specifically, such award is subject to modification based on the schedule set forth in the 2021 LTIP-B Award Agreements. No PSUs granted pursuant to the 2021 LTIP-B Award Agreements have vested as of the date of this Schedule 13D.

The foregoing description of the 2021 LTIP-B Award Agreements does not purport to be complete and is qualified in its entirety by to the full text of the form of the 2021 LTIP-B Award Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

On November 3, 2022, Mr. Fleming received a grant of 3,137 target PSUs, with each unit having a notional value equivalent to one share of Class A Common Stock, pursuant to the Plan and subject to the terms and conditions of that certain Performance Stock Unit Award and Grant Notice (the “2022 LTIP-B Award Agreement”).

The 2022 LTIP-B Award Agreement provides for a target number of PSUs that Mr. Fleming may earn, with the preliminary number of vested PSUs based on the Issuer’s actual performance compared to its targets over a three-year performance period ending September 30, 2025, for the following metrics: (i) compound aggregate revenue growth rate and (ii) average Adjusted EBITDA margin. Fifty percent (50%) of the target PSUs will be eligible to vest based on the Issuer’s achievement of compound aggregate revenue growth rate as compared to the revenue growth rate target, as set forth in the 2022 LTIP-B Award Agreement. The number of vested PSUs will be interpolated for performance between each performance level (based on whole percentages), and no PSUs will vest if the performance level is less than 89% of the revenue growth rate target over the performance period. Fifty percent (50%) of the target PSUs (the “Adjusted EBITDA Margin Target PSUs”) will be eligible to vest based on the Issuer’s achievement of average Adjusted EBITDA margin as compared to the Adjusted EBITDA margin target, as set forth in the 2022 LTIP-B Award Agreement. The number of vested PSUs will be interpolated for performance between each performance level (based on whole percentages), and no Adjusted EBITDA Margin Target PSUs will vest if the performance level is less than 95% of the Adjusted EBITDA margin target over the performance period. Following a determination of the preliminary vested PSUs, the final number of PSUs that are eligible to vest will be either increased or decreased by up to 15% based on a comparison of the Issuer’s TSR over the performance period compared to that of the Russell 2000 over the same period (provided that the Issuer’s TSR must be positive in order for any upward adjustment to be made). Specifically, the number of PSUs that will vest is subject to modification based on the schedule set forth in the 2022 LTIP-B Award Agreement. No PSUs granted pursuant to the 2022 LTIP-B Award Agreement have vested as of the date of this Schedule 13D.

The foregoing description of the 2022 LTIP-B Award Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of the 2022 LTIP-B Award Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

General

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Class A Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.

Subject to the Issuer’s insider trading policy, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors of the Issuer or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Class A Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 of this Schedule 13D is incorporated by reference in its entirety to this Item 5.

(a)-(b)

By virtue of the Voting Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with SunTx and its affiliates within the meaning of Section 13(d) of the Act. Based in part on information provided by or on behalf of the Issuer, as of August 4, 2023, such a “group” would be deemed to beneficially own 7,793,192 shares of Class A Common Stock (including 6,876,461 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class B Common Stock), representing 15.4% of the total number of shares of Class A Common Stock outstanding, or 52.1% of the total voting power of the Issuer, based on 43,728,310 shares of Class A Common Stock outstanding. Holders of Class B Common Stock are entitled to ten (10) votes per share, compared to one (1) vote per share of Class A Common Stock, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class B Common Stock of the Issuer that they may be deemed to beneficially own solely by reason of the Voting Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)	Transactions in the class of securities reported on that were effected by the Reporting Persons during the past 60 days are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
06/22/2023	Ned N. Fleming, IV 2013 Trust	1,008 shares of Class B Common Stock	—	$0.00	Distribution
06/30/2023	Ned N. Fleming, IV	700 shares of Class B Common Stock	—	$28.39	Privately negotiated purchase

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Class A Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1	Joint Filing Agreement (filed herewith).

99.2	Voting Agreement dated August 1, 2023, by and among Ned N. Fleming, IV, Ned N. Fleming, IV 2013 Trust, SunTx Capital Management Corp. and SunTx Capital II Management Corp. (filed herewith).

99.3

Form of Restricted Stock Award under the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 6, 2018).

99.4

Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and ROCE Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on January 5, 2022).

99.5

Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and Adjusted EBITDA Margin Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 9, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2023

/s/ Ned N. Fleming, IV
NED N. FLEMING, IV

NED N. FLEMING, IV 2013 TRUST

By:	/s/ Ned N. Fleming, IV
Name:	Ned N. Fleming, IV
Title:	Trustee